UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the three months ended March 31, 2025

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Dorchester House,

7 Church Street,

Hamilton,

HM11,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as of March 31, 2025 and for the three months ended March 31, 2025 and 2024.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-267260) filed with the U.S. Securities and Exchange Commission on September 2, 2022;

●	Registration Statement on Form F-3 (Registration No. 333-281870) filed with the U.S. Securities and Exchange Commission on August 30, 2024; and

●	Registration Statement on Form S-8 (Registration No. 333-281879) filed with the U.S. Securities and Exchange Commission on August 30, 2024.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the outcome of the Company’s strategies; the Company’s leadership transition; fleet expansion and vessel and business acquisitions; future drydocking days, drydocking expenses and anticipated installations of scrubbers; sufficiency of liquidity and capital resources; anticipated funds and sources of financing for liquidity needs; the Company’s expectations regarding covenants in financing arrangements; the Company’s expectations regarding foreign exchange risk and credit risks; the Company’s expectations regarding the risk and potential effects of inflation; the potential effects of tariffs and other foreign policy activities on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine war, the Israel-Hamas war and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war (including related sanctions and import bans) or the Israel-Hamas war; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or with anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the second quarter of 2025 in the spot market; new or revised accounting pronouncements; general domestic and international political conditions;  potential disruption of shipping routes due to accidents, piracy or other events; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2024, for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 7, 2025	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
President and Chief Financial Officer

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K (this “Report”) and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2024. The unaudited interim condensed consolidated financial statements included in this Report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as of March 31, 2025 and for the three months ended March 31, 2025 and 2024. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As of March 31, 2025, we had in operation 26 vessels (including four chartered-in vessels), consisting of 20 MR tankers (16 Eco-Design and four Eco-Mod) ranging in size from 45,000 dwt to 49,999 dwt and six Eco-Design (IMO 2 product / chemical tankers) ranging in size from 25,000 dwt to 37,800 dwt.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes continuing to build our fleet with Eco-design newbuildings or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”), which is posted to our website. The information in our ETP is not incorporated by reference into this Report.

We are an integrated shipping company. All of our 22 owned vessels are technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us. We have a resolute focus on both high-quality service and efficient operations, and we believe that our expenses are very competitive with those of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders and chemical companies. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of March 31, 2025, our fleet consisted of the following 22 owned vessels, excluding four chartered-in vessels.

Vessel Name	Type	dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-17	S. Korea	SG	Eco-Design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	S. Korea	MI	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	S. Korea	MI	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	S. Korea	MI	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	S. Korea	MI	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	S. Korea	MI	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	S. Korea	MI	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	S. Korea	MI	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	S. Korea	MI	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	S. Korea	MI	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	S. Korea	MI	Eco-Design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-Design
Total		973,181

SIGNIFICANT DEVELOPMENTS

Leadership Transition

We are pleased to announce that, effective January 1, 2026, Mr. Robert Gaina (currently Senior Vice President, Commercial) will assume the role of Chief Operating Officer concurrent with Mr. Mark Cameron's long-planned retirement. Mr. Cameron has been a member of Admore's management since we were founded in 2010, and he has been instrumental in building our technical management foundations and strategic operating activities. Mr. Gaina has served Ardmore for ten years in multiple commercial and operational leadership roles following a seagoing career, including sailing as Master Mariner on product and chemical tankers. He holds a Global Executive MBA from Erasmus University, Rotterdam School of Management, and a B.S. from the Maritime Academy in Constanza.  As Chief Operating Officer, Mr. Gaina will be responsible for our fully integrated chartering, commercial operations, and technical management activities.

As anticipated during last year’s appointment of Mr. Bart Kelleher as Ardmore’s President, we have conducted a process for a replacement to Mr. Kelleher in his role as our Chief Financial Officer. We are pleased to announce that Mr. John Russell will be appointed as Chief Financial Officer effective July 1, 2025, and will continue to report to Mr. Kelleher. Mr. Russell has served as our Finance Director since joining Ardmore in 2018 and has been responsible for key financial functions, including treasury, financing, and financial analysis. Mr. Russell is a Chartered Accountant and holds an M.S. in Financial Services from University of Limerick and a B.S. in Finance from University College Cork.

Capital Allocation Policy, Including Dividends

Consistent with our variable dividend policy of paying out dividends on our shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends, our Board of Directors declared a cash dividend on May 7, 2025, of $0.05 per common share for the quarter ended March 31, 2025. The dividend will be paid on June 13, 2025, to all shareholders of record on May 30, 2025.

Geopolitical Conflicts

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Although these vessel attacks decreased in the first quarter of 2025, the situation remains volatile. Military and other intervention intended to reduce or stop the attacks, including airstrikes targeting Houthi rebels could escalate hostilities in the region. Further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for our services.

Geopolitical and Economic Uncertainty

In recent months, governments have taken actions to implement new or increased tariffs on foreign imports. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including an increased risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Please see “Item 3. Key Information--Risk Factors” in our Annual Report on Form 20-F for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects. We use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable, as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows Ardmore to evaluate its revenue on a consistent basis, regardless of whether Ardmore chooses to employ its vessels on voyage charters or time charters. Our calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non-GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statements of Operations for the Three Months Ended March 31, 2025 and March 31, 2024

The following table presents our operating results for the three months ended March 31, 2025 and March 31, 2024.

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2025	March 31, 2024	Variance	Variance (%)
Revenue, net	$73,996	106,301	(32,305)	(30%)

Voyage expenses	(31,032)	(30,548)	(484)	(2%)
Vessel operating expenses	(15,196)	(14,920)	(276)	(2%)
Time charter-in
Operating expense component	(3,039)	(2,836)	(203)	(7%)
Vessel lease expense component	(2,796)	(2,609)	(187)	(7%)
Depreciation	(7,653)	(6,975)	(678)	(10%)
Amortization of deferred drydock expenditures	(923)	(756)	(167)	(22%)
General and administrative expenses
Corporate	(4,950)	(5,067)	117	2%
Commercial and chartering	(1,237)	(1,063)	(174)	(16%)
Interest expense and finance costs	(935)	(2,526)	1,591	63%
Interest income	108	544	(436)	(80%)
Net Income before taxes	6,343	39,545	(33,202)	(84%)
Income tax	(26)	(79)	53	67%
Loss from equity method investments	(64)	(229)	165	72%
Net Income	$6,253	39,237	(32,984)	(84%)
Preferred dividends	(629)	(848)	219	26%
Net Income attributable to common stockholders	$5,624	38,389	(32,765)	(85%)

Revenue. Revenue for the three months ended March 31, 2025, was $74.0 million, a decrease of $32.3 million from $106.3 million for the three months ended March 31, 2024. Our average number of operating vessels was 26.0 for the three months ended March 31, 2025, consistent with 26.0 for the three months ended March 31, 2024.

We had 1,995 spot revenue days for the three months ended March 31, 2025, as compared to 2,214 for the three months ended March 31, 2024. We had 25 vessels employed directly in the spot market as of March 31, 2025 in line with 25 vessels as of March 31, 2024. Decreases in spot rates during the three months ended March 31, 2025 resulted in a decrease in revenue of $23.6 million, while the decrease in spot revenue days resulted in a decrease in revenue of $10.4 million for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024.

We had one product tanker employed under time charter as of March 31, 2025, consistent with one as of March 31, 2024. We had 90 revenue days derived from time charters for the three months ended March 31, 2025, as compared to 29 revenue days for the three months ended March 31, 2024. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $1.7 million for the three months ended March 31, 2025.

Voyage Expenses. Voyage expenses were $31.0 million for the three months ended March 31, 2025, an increase of $0.5 million from $30.5 million for the three months ended March 31, 2024. The net increase is primarily due to a $3.6 million increase in port, agency and broker commission costs, and a $3.1 million decrease from lower bunker consumption.

TCE Rate. The average TCE rate for our fleet was $20,542 per day for the three months ended March 31, 2025, a decrease of $14,178 per day from $34,720 per day for the three months ended March 31, 2024. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.2 million for the three months ended March 31, 2025, an increase of $0.3 million from $14.9 million for the three months ended March 31, 2024. The increase reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $5.8 million for the three months ended March 31, 2025, an increase of $0.4 million from $5.4 million for the three months ended March 31, 2024. This increase is as a result of higher charter hire rates during the three months ended March 31, 2025 compared to the three months ended March 31, 2024. Total charter hire expenses in the first quarter of 2025 were comprised of an operating expense component of $3.0 million and a vessel lease expense component of $2.8 million (March 31, 2024: $2.8 million and $2.6 million, respectively).

Depreciation. Depreciation expense for the three months ended March 31, 2025 was $7.7 million, an increase of $0.7 million from $7.0 million for the three months ended March 31, 2024. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024 and the Ardmore Seafarer being classified as held for sale in February 2024 and subsequently sold in April 2024.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2025 was $0.9 million, an increase of $0.1 million from $0.8 million for the three months ended March 31, 2024. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2025 were $5.0 million, generally consistent with $5.1 million for the three months ended March 31, 2024.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2025 were $1.2 million, generally consistent with $1.1 million for the three months ended March 31, 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended March 31, 2025 were $0.9 million, a decrease of $1.6 million from $2.5 million for the three months ended March 31, 2024. The decrease in costs was due to the reduction of the average outstanding debt balance due to the conversion of our term loan into a fully revolving facility in March 2024. The current flexibility of our revolving facilities, with only $20.5 million drawn down as of March 31, 2025, has minimized the impact on the Company of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended March 31, 2025 was $0.3 million, consistent with $0.3 million for the three months ended March 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As of March 31, 2025, we had $253.9 million in liquidity available, with cash and cash equivalents of $47.4 million (December 31, 2024: $47.0 million) and amounts available and undrawn under our revolving credit facilities of $206.5 million (December 31, 2024: $196.4 million).

We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, operating lease payments, quarterly preferred and common stock cash dividends, as well as funding our other working capital requirements.

Our short-term and spot charters contribute to the volatility of our net operating cash flows, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our long-term capital needs are primarily for capital expenditures and debt repayments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, finance leases and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities are described in Notes 3 (“Debt”) to our unaudited interim condensed consolidated financial statements included in this report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets.  Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of March 31, 2025, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities require us to make interest payments based on the Secured Overnight Financing Rate (“SOFR”). Continuing high or increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, at times we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. We currently do not have any interest rate swaps in place.

The shares of our Series A Preferred Stock (described in Note 6) accrue cumulative dividends, and so long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on our shares of common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.

CASH FLOW DATA

Cash Flow Data for the Three Months Ended March 31, 2025 and March 31, 2024

CASH FLOW DATA	Three Months Ended
In thousands of U.S. Dollars	March 31, 2025	March 31, 2024
Net cash provided by operating activities	$26,257	49,178
Net cash (used in) investing activities	$(3,582)	(13,449)
Net cash (used in) financing activities	$(22,216)	(33,910)

Cash provided by operating activities

For the three months ended March 31, 2025, net cash provided by operating activities was $26.3 million compared to net cash provided by operating activities of $49.2 million for the three months ended March 31, 2024. The movement in net cash provided by operating activities was primarily due to lower net income of $6.3 million for the three months ended March 31, 2025 compared with $39.2 million for the three months ended March 31, 2024, along with a decrease in receivables of $13.1 million during the three months ended March 31, 2025, compared to an increase in receivables of $4.1 million during the three months ended March 31, 2024.

Cash (used in) investing activities

For the three months ended March 31, 2025, net cash used in investing activities was $3.6 million. Payments for the acquisition of vessels and vessel equipment were $2.4 million. Advance payments for ballast water and scrubber systems were $1.2 million and payments for other non-current assets were $0.05 million. For the three months ended March 31, 2024, net cash used in investing activities was $13.4 million, primarily due to an $8.4 million deposit paid for the acquisition of the Ardmore Gibraltar. Payments for the acquisition of vessels and vessel equipment were $4.8 million, and payments for other non-current assets were $0.2 million for the three months ended March 31, 2024.

Cash (used in) financing activities

For the three months ended March 31, 2025, net cash used in financing activities was $22.2 million. Repayments under revolving credit facilities totaled $43.3 million and proceeds from revolving credit facilities were $25.0 million. Payment of cash dividends on our shares of common stock was $3.2 million. Dividend payments on shares of our Series A Redeemable Preferred Stock were $0.6 million. For the three months ended March 31, 2024, net cash used in financing activities was $33.9 million. Repayments under revolving credit facilities totaled $30.0 million. Proceeds from revolving credit facilities were $7.9 million, and repayments of long-term debt were $1.6 million. The payment of cash dividends on our shares of common stock was $8.7 million, the dividend payments on shares of our Series A Redeemable Preferred Stock were $0.9 million, repayments of finance leases were $0.5 million and payments for deferred finance fees were $0.2 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels as of March 31, 2025 is as follows:

	For the Years Ending December 31,
	2025(1)	2026	2027	2028
Number of vessels in drydock (excluding in-water surveys)	9	—	1	7

We aim to continue staggering drydockings across the fleet. As our fleet matures, our drydocking expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

(1)    Nine-month period ending December 31, 2025

Scrubber System Installation

The installation schedule for scrubber systems on our vessels as of March 31, 2025 is as follows:

	For the Years Ending December 31,
	2025	2026	2027	2028
Number of scrubber system installations	4	—	—	—

Scrubber system installations are timed to coincide with the drydocking schedule.

As of March 31, 2025, we had scrubber systems on nine of our owned vessels, with an additional four installations scheduled during the nine-month period ending December 31, 2025.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024. There have been no significant changes to these estimates and assumptions during the three months ended March 31, 2025.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydocking, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydocking and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets We also periodically consider and monitor the need for fuel hedging to manage the risk associated with the unpredictable and fluctuating nature of the price and supply of fuel.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and British Pound Sterling) and, as a result, there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three months ended March 31, 2025.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure when we considered it economically advantageous to do so.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from and expense relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN AMRO and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As of March 31, 2025, our 26 vessels in operation (including four chartered-in vessels) were employed with 16 different charterers.

Inflation

Since 2022, inflation has been a significant factor in the global economy, and inflationary pressures have resulted in increased operating, voyage (including bunkers) and general and administrative costs. Inflationary pressures could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Although inflation has been moderating, inflationary pressures may continue or increase as a result of global macroeconomic conditions, which may be impacted by geopolitical factors beyond our control. For example, the recent imposition of new or increased tariffs on foreign imports, some of which activities have resulted in retaliatory tariffs being levied on goods and commodities, may trigger an escalation of trade wars and could cause inflation to increase. Please see “Significant Developments - Geopolitical and Economic Uncertainty” in this Report for information about risks to us and our business relating to tariffs.

Geopolitical Factors

Please see “Significant Developments - Geopolitical Conflict” in this Report for information about risks to us and our business relating to the ongoing conflict in Ukraine and the Israel-Hamas war.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As of March 31, 2025 and December 31, 2024

	As of
In thousands of U.S. Dollars, except as indicated	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	47,447	46,988
Receivables, net of allowance for bad debts of $1.6 million (2024: $1.9 million)	47,741	60,871
Prepaid expenses and other assets	5,056	4,298
Advances and deposits	3,545	3,084
Inventories	11,190	11,308
Total current assets	114,979	126,549

Non-current assets
Investments and other assets, net	5,164	5,236
Vessels and vessel equipment, net	540,317	545,594
Deferred drydock expenditures, net	17,048	14,252
Advances for ballast water treatment and scrubber systems	6,803	4,845
Deferred finance fees, net	2,477	2,746
Operating lease, right-of-use asset	3,631	5,577
Total non-current assets	575,440	578,250

TOTAL ASSETS	690,419	704,799

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	9,734	6,070
Accrued expenses and other liabilities	17,767	18,313
Deferred revenue	197	482
Current portion of operating lease obligations	3,162	4,965
Total current liabilities	30,860	29,830

Non-current liabilities
Non-current portion of long-term debt	20,459	38,796
Non-current portion of operating lease obligations	368	476
Other non-current liabilities	273	273
Total non-current liabilities	21,100	39,545

TOTAL LIABILITIES	51,960	69,375

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	27,782	27,782
Total redeemable preferred stock	27,782	27,782

Stockholders’ equity
Common stock	442	440
Additional paid in capital	476,458	475,812
Treasury stock	(33,524)	(33,524)
Retained earnings	167,301	164,914
Total stockholders’ equity	610,677	607,642

Total redeemable preferred stock and stockholders’ equity	638,459	635,424

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	690,419	704,799

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the three months ended March 31, 2025 and March 31, 2024

	Three Months Ended
In thousands of U.S. Dollars except share and per share data	March 31, 2025	March 31, 2024
Revenue, net	73,996	106,301

Voyage expenses	(31,032)	(30,548)
Vessel operating expenses	(15,196)	(14,920)
Time charter-in
Operating expense component	(3,039)	(2,836)
Vessel lease expense component	(2,796)	(2,609)
Depreciation	(7,653)	(6,975)
Amortization of deferred drydock expenditures	(923)	(756)
General and administrative expenses
Corporate	(4,950)	(5,067)
Commercial and chartering	(1,237)	(1,063)
Interest expense and finance costs	(935)	(2,526)
Interest income	108	544

Net Income before taxes	6,343	39,545

Income tax	(26)	(79)
Loss from equity method investments	(64)	(229)
Net Income	6,253	39,237

Preferred dividends	(629)	(848)

Net Income attributable to common stockholders	5,624	38,389

Earnings per share, basic	0.14	0.93
Weighted average number of shares outstanding, basic	40,472,079	41,371,887
Earnings per share, diluted	0.14	0.92
Weighted average number of shares outstanding, diluted	40,620,908	41,916,276

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2025 and March 31, 2024

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2025	March 31, 2024
Net Income	6,253	39,237
Other comprehensive loss, net of tax
Other comprehensive loss net, of tax	—	—

Comprehensive Income	6,253	39,237

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the three months ended March 31, 2025 and March 31, 2024

	Redeemable Preferred				Additional
	Stock		Common Stock		paid in	Treasury	Retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	stock	earnings	TOTAL
Balance as of January 1, 2024	40	37,043	41,304	433	471,216	(15,636)	81,388	537,401
Issue of common stock	—	—	230	3	(3)	—	—	—
Share-based compensation	—	—	—	—	826	—	—	826
Preferred dividend	—	—	—	—	—	—	(848)	(848)
Common dividends	—	—	—	—	—	—	(8,674)	(8,674)
Net income	—	—	—	—	—	—	39,237	39,237
Balance as of March 31, 2024	40	37,043	41,534	436	472,039	(15,636)	111,104	567,942

Balance as of January 1, 2025	30	27,782	40,455	440	475,812	(33,524)	164,914	607,642
Issue of common stock	—	—	169	2	(2)	—	—	—
Share-based compensation	—	—	—	—	647	—	—	647
Preferred dividend	—	—	—	—	—	—	(629)	(629)
Common dividends	—	—	—	—	—	—	(3,236)	(3,236)
Net income	—	—	—	—	—	—	6,253	6,253
Balance as of March 31, 2025	30	27,782	40,624	442	476,458	(33,524)	167,301	610,677

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2025 and 2024

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2025	March 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	6,253	39,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,653	6,975
Amortization of deferred drydock expenditures	923	756
Share-based compensation	647	826
Amortization of deferred finance fees	269	260
Operating lease ROU - lease liability, net	35	(7)
Loss from equity method investments	64	229
Deferred drydock payments	(1,454)	(1,275)
Changes in operating assets and liabilities:
Receivables	13,130	(4,111)
Prepaid expenses and other assets	(757)	(997)
Advances and deposits	(460)	3,778
Inventories	118	624
Accounts payable	1,270	3,010
Accrued expenses and other liabilities	(1,518)	(1,074)
Deferred revenue	(285)	1,038
Accrued interest	369	(91)
Net cash provided by operating activities	26,257	49,178

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of vessels and vessel equipment, including deposits	(2,385)	(13,216)
Advances for ballast water treatment and scrubber systems	(1,151)	—
Payments for other non-current assets	(46)	(233)
Net cash (used in) investing activities	(3,582)	(13,449)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	25,000	7,987
Repayments of long term debt	—	(1,678)
Repayments on revolving facilities	(43,337)	(30,000)
Repayments of finance leases	—	(488)
Payments for deferred finance fees	—	(200)
Payment of common share dividends	(3,236)	(8,674)
Payment of preferred share dividends	(643)	(857)
Net cash (used in) financing activities	(22,216)	(33,910)

Net increase in cash and cash equivalents	459	1,819

Cash and cash equivalents at the beginning of the year	46,988	46,805

Cash and cash equivalents at the end of the period	47,447	48,624

Cash paid during the period for interest in respect of debt	829	1,427
Cash paid during the period for interest in respect of finance leases	—	901
Cash paid during the period for operating lease liabilities (offices)	228	178
Cash paid during the period for operating lease liabilities (time charter-in contracts)	3,404	3,278
Non-cash financing activity. Non cash conversion from term loan to revolving facility	—	44,100
Non-cash operating activity: ROU / lease liability increase in respect of time-charter extensions	—	2,450
Non-cash financing activity: Accrued preferred dividends	419	568
Non-cash investing activity. Movement in accruals and accounts payable during the period in respect of drydocks, ballast water treatment systems and scrubber systems	(3,009)	(1,753)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of March 31, 2025, the Company had 22 owned vessels and four chartered-in vessels in operation. The average age of the Company’s owned fleet as of March 31, 2025 was 10.5 years.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of March 31, 2025, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to a majority of the ASC fleet, and (c) a 10% equity stake, on a fully diluted basis, in Element 1 Corp (“E1”).

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2024 Annual Report on Form 20-F, filed with the SEC on March 7, 2025. The condensed consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies during the three months ended March 31, 2025 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2024. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2024.

2. Business and Segment Reporting

The Company primarily engages in the ocean transportation of petroleum and chemical products internationally through its fleet of tankers. These tankers are not bound to specific ports or schedules, allowing them to respond to market opportunities by moving between trade lanes and geographical areas. The Company charters its vessels to its customers through a combination of spot and time-charter arrangements, with the majority of its revenue generated from spot voyages, which typically last less than three months.

The chief operating decision maker (“CODM”) reviews overall operating results on a fleet-wide basis using time charter equivalent rates (“TCE”) and consolidated expenses. When the Company charters-out a vessel, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions and certain operational-related constraints), making the disclosure of geographic information impracticable. The Company operates under one reportable segment for its vessel operations, based on how internally reported financial information is reviewed by the CODM to analyze performance, make decisions and allocate resources.

The accounting policies of the vessel operations segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. The Company does not have intra-entity sales or transfers.

The Company’s CODM is the senior management team that includes the chief executive officer, president and chief financial officer, chief operating officer, senior vice president of commercial and the senior director of corporate services.

The CODM uses consolidated net income to analyze income generated by the Company’s assets and how to allocate the corresponding cash flow according to the Company’s capital and resources focusing on maintaining the Company’s fleet, deleveraging, pursuing accretive growth opportunities, and returning capital to shareholders.

The CODM monitors budget versus actual results and the results of publicly reported competitors to assess the performance of the segment and establish a basis for management’s discretionary compensation.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of E1 common stock, which warrants expired unexercised in June 2024. The Company holds one board seat out of five, resulting in 20% voting rights at the board level and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”).

The Company records its share of earnings and losses in its investment in E1 on a quarterly basis, with an aggregate loss of $0.1 million recognized during the three months ended March 31, 2025 (2024: $0.2 million).

The Company recorded an investment of $4.4 million, which is included in investments and other assets, net in the condensed consolidated balance sheet as of March 31, 2025.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1. and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver E1’s hydrogen delivery system to the marine sector, with each joint venture partner owning 33.33% of e1 Marine LLC. In May 2024, the Company sold its 33.33% stake in e1 Marine for $1.65 million and recognized a gain of $0.5 million. This gain is included as a component in loss from equity method investments, in the consolidated statement of operations for the year ended December 31, 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4. Debt

As of March 31, 2025, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 19 vessels as of March 31, 2025. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility (as defined below). These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as of March 31, 2025 and December 31, 2024 were as follows:

	As of
In thousands of U.S. Dollars	March 31, 2025	December 31, 2024
Nordea/SEB Revolving Facility	20,000	37,500
ABN/CACIB Revolving Facility	—	—
ABN AMRO Revolving Facility	459	1,296
Total debt	20,459	38,796
Deferred finance fees	—	—
Net total debt	20,459	38,796
Current portion of long-term debt	—	—
Current portion of deferred finance fees	—	—
Total current portion of long-term debt	—	—
Non-current portion of long-term debt	20,459	38,796

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
In thousands of U.S. Dollars	March 31, 2025
2025(1)	—
2026	459
2027	20,000
2028	—
2029	—
20,459

(1) Nine-month period ending December 31, 2025

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea Bank AB (publ) (“Nordea”) and Skandinaviska Enskilda Banken AB (publ) (“SEB”) (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels financed under lease arrangements. Interest is calculated at a rate of SOFR plus 2.5%. The revolving facility may be drawn down or repaid with five days’ notice. The revolving credit facility matures in June 2027. As of March 31, 2025, $20.0 million of the revolving credit facility was drawn down with $117.0 million undrawn.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.      Debt (continued)

ABN/CACIB Revolving Credit Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO Bank N.V (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest is calculated at SOFR plus 2.5%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment. On June 15, 2023, the credit facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. On March 14, 2024, the credit facility was further amended to convert the entire term loan outstanding balance under the facility into the revolving credit facility. The revolving credit facility matures in August 2027. As of March 31, 2025, none of the revolving credit facility was drawn down with $75.0 million undrawn.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO (the “ABN AMRO Revolving Facility”) to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2025 with further options for extension. As of March 31, 2025, $0.5 million of the revolving credit facility was drawn down, with $14.5 million undrawn.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash. The remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of March 31, 2025 was $18.8 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in compliance with all of its long-term debt financial covenants as of March 31, 2025 and December 31, 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

5.  Leases

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMB Financial Leasing Co., Ltd (“CMBFL”) / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases were made on a monthly basis. The finance leases were scheduled to expire in 2026, with options to extend up to 2029. On February 14, 2024, the Company gave notice to exercise its purchase options, for both the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements. The vessel purchases concluded on June 25, 2024, with the Company repaying its remaining finance lease facility associated with those two vessels.

Long Term Operating Leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and the Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months.  On March 8, 2024, the Company exercised its option to extend the charter-in period for the Hansa Sealeader by an additional 12 months, starting from July 5, 2024. In April 2024, the Company exercised its options to extend the charter-in period for the Hansa Sealifter and Hansa Sealancer by an additional 12 months, starting from August 17, 2024 and September 1, 2024 respectively.

Chartered-in vessels include both lease and non-lease components. The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel. For time charters-in, the Company has elected to separate lease and non-lease components.

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Short Term Lease

The Company entered into a short term lease agreement in March 2025 to charter-in a vessel for a period of 12 months with the option to extend for a further three months. The Company elected the practical expedient of FASB Accounting Standards Codification 842- Leases (“ASC 842”), which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the condensed consolidated statements of operations on a straight-line basis over the lease term. For office operating leases, the Company has elected to combine lease and non-lease components on the condensed consolidated balance sheets and statements of operations.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based Compensation

Time Restricted stock units (“TRSUs”)

Changes in the TRSUs for the three months ended March 31, 2025 are set forth below:

		Weighted average
	Number of	fair value at grant
	TRSUs	date
Balance as of January 1, 2025	283,757	$13.04
TRSUs granted during the three months ended March 31, 2025	123,080	$9.16
TRSUs vested during the three months ended March 31, 2025	(142,808)	$(7.82)
Balance as of March 31, 2025 (none of which are vested)	264,029	$14.05

The total cost related to non-vested TRSU awards expected to be recognized through 2028 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2025(1)	$1,058
2026	833
2027	443
2028	63
$2,397
(1)	Nine-month period ending December 31, 2025

Performance-Based Restricted stock units (“PRSUs”)

Changes in the PRSUs for the three months ended March 31, 2025 are set forth below:

No. of PRSUs
Balance as of January 1, 2025	86,607
PRSUs granted during the three months ended March 31, 2025	51,537
PRSUs vested during the three months ended March 31, 2025	—
Balance as of March 31, 2025 (none of which are vested)	138,144

The total cost related to non-vested PRSU awards expected to be recognized through 2028 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2025(1)	$456
2026	449
2027	232
2028	33
$1,170
(1)	Nine-month period ending December 31, 2025

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and March 31, 2024

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

7.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares, respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC. On December 10, 2024, the Company completed the redemption of 10,000 shares of its Series A Preferred Stock. The liquidation preference of the Series A Preferred Stock is $1,000.00 per share.  The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.  The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Series A Preferred Stock to Maritime Partners, the Company granted to Maritime Partners a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which profits interest distributions can only be made after the Company receives a return of its initial investment of $9.3 million. As the agreement includes a mandatory redemption date for the profits interest that is the tenth anniversary of the date of the agreement, it renders the profits interest as a liability which requires it to be marked to fair value each period with changes in the fair value recorded directly in earnings. The Company recorded a liability of $0.3 million, which is included in non-current liabilities in the condensed consolidated balance sheet as of March 31, 2025.

8. Subsequent Events

Consistent with the Company’s variable dividend policy, the Board of Directors declared a cash dividend on May 7, 2025, of $0.05 per common share for the quarter ended March 31, 2025. The cash dividend of approximately $1.9 million will be paid on June 13, 2025, to all shareholders of record on May 30, 2025.